SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2010
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F         Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2010, incorporated by reference herein:
Exhibit
99.1     Release dated April 23, 2010, entitled “REPORT TO SHAREHOLDERS FOR THE
           QUARTER AND NINE MONTHS ENDED 31 MARCH 2010”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: April 23, 2010 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report to shareholders for the quarter and nine months
ended 31 March 2010
(Incorporated in the Republic of South Africa)
• Registration No.1895/000926/06
• JSE share code: DRD
• ISIN: ZAE 000058723 Issuer code:DUSM
• NASDAQ trading symbol:DROOY ("DRDGOLD" or "the company")
KEY FEATURES FOR THE QUARTER
Gold production up 4%
Cash operating unit cost in Rands down 1%
Operating profit up 11% to R96.9 million
Blyvoor provisional judicial management order lifted
GROUP RESULTS
REVIEW OF OPERATIONS
Quarter
Quarter
%
Quarter
9 months to
9 months to
Group
Mar 2010
Dec 2009
Change*
Mar 2009
31 Mar 2010
31 Mar 2009
Gold production
oz
62 404
59 866
4
58 997
179 562
189 915
kg
1 941
1 862
4
1 835
5 585
5 907
Gold production sold
oz
62 404
59 866
4
58 997
182 134
189 915
kg
1 941
1 862
4
1 835
5 665
5 907
Cash operating costs
US$ per oz
913
925                        1
653
935
691
ZAR per kg
221 400
223 653
1
211 666
229 261
205 149
Gold price received
US$ per oz
1 113
1 106
1
915
1 057
850
ZAR per kg
269 980
268 302
1
292 369
259 278
252 235
Capital expenditure
US$ million
4.2
4.2                        –
6.4
16.6
24.7
ZAR million
31.3
30.9                      (1)
65.8
126.4
227.8
* quarter-on-quarter
STOCK
Issued capital:
381 012 491 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed:
400 756 741
Stock traded
JSE
NASDAQ*
Average daily volume for the quarter ('000)
758
2 610
% of issued stock traded (annualised)
52
179
Price
• High
R 5.71
$0.790
• Low
R 3.60
$0.461
• Close
R 3.74
$0.489
* This data represents per share data and not ADS data - one ADS reflects ten ordinary shares

DRDGOLD LIMITED Shareholder Report 2010
Overview
Dear shareholder
Safety, health and environment
One fatality, at Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”), was recorded during the quarter.
Mr Respeito Mandangalane Manhica, a rock driller, died in a conveyance incident when he fell down the sub-shaft at No 5 Shaft while entering the man-cage to return to surface at the end of his shift. We extend our deepest condolences to his family, colleagues and friends. At the time of his death, Blyvoor had recorded 1 945 029 fatality-
free shifts, or 16 fatality-free months.
In respect of its Dressing Station Injury Frequency Rate, Blyvoor reported an improvement for the quarter, but deteriorations in respect of both its Reportable Injury Frequency Rate and Disabling Injury Frequency Rate; Crown
Gold Recoveries (Pty) Limited (“Crown”) reported encouraging improvements in respect of all safety parameters, and East Rand Proprietary Mines Limited (“ERPM”) had an almost ‘clear run’ for the quarter, reporting just one dressing station injury.
As a general observation, across the Group, safety audits and hazard assessments are yielding good results. We expect to launch the group-wide Behaviour-based Safety Initiative, together with the Mine Occupational Safety and
Health Early Morning Examination campaign, during June 2010.
A total of R7.9 million was spent on environmental rehabilitation at Group operations during the quarter.
Production
Total gold production was 4% higher at 62 404oz due to continued recovery at Blyvoor’s underground operations and the on-going production build-up at Ergo, about which more is reported later in this overview. Total surface gold production was 6% lower at 40 992oz, due to lower production at Crown and ERPM, and comprised 66% of the quarter’s total gold production.
Financial
Total revenue for the quarter was 5% higher at R524.0 million, a consequence mainly of higher gold production.
The average Rand gold price received increased by just 1% to R269 980/kg. Total cash operating unit costs were
1% lower at R221 400/kg, reflecting higher gold production, and cash operating profit rose by 11% to R96.9 million.
Net profit was 92% higher at R12.3 million.
Forward-looking statements
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2009, which we filed with the United States Securities and Exchange Commission on
27 November 2009 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

DRDGOLD LIMITED Shareholder Report 2010
Blyvoor’s provisional judicial management order lifted
Subsequent to the end of the quarter under review, we reported that our application to the High Court for the lifting of the provisional judicial management order in respect of Blyvoor had been granted. The quarter-on-quarter operating and financial improvement at Blyvoor is amply reflected in the mine’s operating and financial results for the quarter under review.
Detailed operational review
Blyvoor
Total gold production rose by 15% to 28 743oz, reflecting a 31% increase in underground gold production to
21 412oz. Gold production from surface sources was 16% lower at 7 331oz.
Increased underground gold production resulted from a 21% rise in underground throughput to 166 000t and an
8% rise in underground yield to 4.01g/t. Higher throughput and yield reflected continuing recovery from the negative impact of seismic damage to high-grade working places underground during May 2009.
Lower surface gold production was a consequence of a 13% decline in yield to 0.33g/t, reflecting recovery of increasing volumes of lower-grade material from the No 4 Dam. Surface throughput was virtually unchanged at 701 000t.
Total cash operating unit costs were 7% lower at R235 841/kg, due both to higher total gold production and the lower total cost of labour resulting from restructuring in the first quarter. Underground cash operating unit costs were 18% lower at R281 818/kg reflecting higher gold production, while surface cash operating unit costs rose by
27% to R101 539/kg due to lower gold production.
Cash operating profit increased by 146% to R31.0 million due to higher total gold production.
Capital expenditure was unchanged at R17.4 million, reflecting continued strict management of costs during the judicial management process.
At the Way Ahead Project, additional production crews are to be deployed in the coming months. This is expected to deliver both increased volume and improved grade – a necessary offset against the Eskom increases which take effect this month.
Crown
Gold production was 5% lower at 18 422oz due to a 6% decline in throughput to 1 312 000t. Lower throughput resulted from reclamation site clean-ups drawing to a close; heavy rainfall; and pipeline realignments associated with the upgrading of municipal and other infrastructure. Yield was 2% higher at 0.44g/t.
Lower gold production resulted in a 3% increase in cash operating unit costs to R210 503/kg and a 12% decline in cash operating profit to R33.9 million.
Capital expenditure, unchanged at R3.4 million, was directed primarily towards continuing maintenance of the
Nasrec tailings deposition site.
ERPM
An 11% drop in throughput to 344 000t, due primarily to pipe column failures during March, resulted in an 8%
decline in gold production to 5 466oz. Yield was 2% higher at 0.49g/t.
Cash operating unit costs were 11% higher at R183 606/kg and cash operating profit was 21% lower at
R14.6 million due to lower gold production.
Ergo
Gold production increased by 3% to 9 773oz, reflecting an 11% improvement in yield to 0.10g/t. Throughput rose by 1% to 3 150 000t.

DRDGOLD LIMITED Shareholder Report 2010
Cash operating unit costs were 1% lower at R220 609/kg and cash operating profit was 11% higher at
R14.8 million, a consequence of higher gold production.
With Phase 1 capital infrastructure development drawing to a close, capital expenditure dropped by 35% to
R6.6 million.
Progress towards the Phase 1 volume target of 1.2Mtpm and the head grade target of 0.32g/t continues.
Completion of the commissioning of the second feeder pipeline from the Elsburg Tailings Complex (“ETC”) to the
Brakpan plant brings this well within reach, increasingly replacing material from the second-generation L29 dump.
The pilot plant built to help decide the optimal blend of ETC and L29 material continued to operate and proved useful during the quarter.
Exploration and prospecting
In Zimbabwe, the Leny claims – where initial exploration work by DRDGOLD’s Zimbabwean partner, Chizim
Investments, on two veins in 2009 showed grades varying from five to 25g/t – have been prioritised for further exploration. Camden Geoserve has been contracted to conduct an initial, 28-week programme that will include updating the sampling base of the known veins; geophysical exploration using induced polarisation; and selective trenching and drilling. Limited mining will take place during the exploration phase, with any gold recovered helping to offset costs. Gravity extraction will be used, without milling or reagents.
Corporate activity
Subsequent to the end of the quarter, we reported that:
a) we would not conclude the transaction with Aurora Empowerment Systems (“Aurora”), in terms of which Aurora would acquire 60% of Blyvoor and
b) Competition Commission approval had been received for our acquisition of Mintails Limited’s 50% of Ergo
Mining (Pty) Limited, allowing us to assume full ownership of Ergo.
We extended to Aurora a period of exclusivity until the end of April 2010 to make an alternative offer in respect of
Blyvoor during which time we will not consider any alternative offers for Blyvoor without first offering it to Aurora on similar terms.
Looking ahead
Now that we have acquired full ownership of Ergo is a major step for us in terms of our shift towards gold recovery from surface retreatment, and provides the platform for fully exploring and exploiting synergies between Crown and Ergo.
It is very satisfying to reflect on Blyvoor’s efforts over the four months between December and March, and on the continuing production build-up at Ergo. Achieving a full restoration of Blyvoor’s underground recovery grades and developing the Ergo-Crown synergies are our main priorities for the months to come.
Niël Pretorius
Chief Executive Officer
23 April 2010

DRDGOLD LIMITED Shareholder Report 2010
STATEMENT OF COMPREHENSIVE INCOME
Quarter
Quarter
Quarter
9 months to
9 months to
Mar 2010
Dec 2009 Mar 2009 31 Mar 2010 31 Mar 2009
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited
Gold and silver revenue 524.0
499.6                  536.5
1 468.8 1 490.0
Net operating costs (427.1) (412.2) (406.6) (1 288.7) (1 208.6)
Cash operating costs (429.7) (416.5) (388.4) (1 280.4) (1 211.8)
Movement in gold in process 2.6
4.3                  (18.2)
(8.3) 3.2
Operating profit 96.9
87.4                   129.9
180.1 281.4
Depreciation (45.2) (45.2) (23.5) (133.1) (57.6)
Movement in provision for environmental rehabilitation (14.6)
0.1                      7.8
(22.9) (13.3)
Retrenchment costs (0.3) (18.1) 1.8 (19.6) (33.5)
Gross profit from operating activities 36.8
24.2                   116.0                    4.5
177.0
Impairments –
–                    (3.3)
– (55.7)
Administration expenses and general costs (34.1) (24.2) (37.4) (104.6) (81.8)
Share-based payments (1.2) (1.6) (2.0) (3.5) (6.2)
Financial liabilities measured at amortised cost –
–                      5.7                      –
52.8
Profit/(loss) on sale of assets and investments 11.1
0.5                    (0.3)
12.8 8.3
Finance income 5.5
6.1                    20.6
20.0 79.2
Finance expenses and unwinding of provisions (0.5) (4.9) (4.3) (8.5) (10.1)
Profit/(loss) before taxation 17.6
0.1                    95.0
(79.3) 163.5
Income tax (8.2) (7.7) (25.2) (22.7) (49.4)
Deferred tax 2.9
14.0                  (26.3)
57.4 (46.0)
Net profit/(loss) for the period 12.3
6.4                    43.5
(44.6) 68.1
Attributable to:
Equity owners of the parent 9.9
5.4                    34.1
(33.1) 91.9
Non-controlling interest 2.4
1.0                      9.4
(11.5) (23.8)
12.3
6.4                    43.5
(44.6) 68.1
Other comprehensive income
Foreign exchange translation –
0.1                      1.1
0.3 (10.6)
Total comprehensive income for the period 12.3 6.5 44.6 (44.3) 57.5
Attributable to:
Equity owners of the parent 9.9
5.5                   35.2
(32.8) 81.3
Non-controlling interest 2.4
1.0                    9.4
(11.5) (23.8)
12.3
6.5                   44.6
(44.3) 57.5
Reconciliation of headline earnings/(loss)
Net profit/(loss) 9.9
5.4                    34.1
(33.1) 91.9
Adjusted for:
- Impairments – – 3.3 – 55.7
- (Profit)/loss on sale of assets and investments (11.1) (0.5) 0.3 (12.8) (8.3)
- Non-controlling share of headline earnings adjustment 2.8
0.5                    (0.1)
3.3 (11.1)
Headline earnings/(loss) 1.6
5.4                    37.6
(42.6) 128.2
Headline earnings/(loss) per share – cents 0.4
1.4                    10.0
(11.2) 34.0
Basic earnings/(loss) per share – cents 2.6
1.4                      9.0
(8.7) 24.4
Diluted headline earnings/(loss) per share – cents 0.4
1.4                    10.0
(11.2) 34.0
Diluted basic earnings/(loss) per share – cents 2.6
1.4                      9.0
(8.7) 24.4
Calculated on the weighted average number of ordinary shares issued: 380 987 431 380 448 068 376 884 611 379 810 206 376 684 531
The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the
requirements of IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2009.

DRDGOLD LIMITED Shareholder Report 2010
STATEMENT OF FINANCIAL POSITION
As at
As at
As at
31 Mar 2010 31 Dec 2009 31 Mar 2009
Rm Rm Rm
Unaudited Unaudited Audited
Assets
Property, plant and equipment
1 730.7 1 744.7 932.8
Non-current investments and other assets 43.0
43.0                                              65.4
Environmental rehabilitation trust funds 141.4
138.2                                            125.6
Deferred tax asset 200.3
200.5                                              35.6
Current assets 464.3
401.9                                            989.9
Inventories 98.0
98.4                                              80.6
Trade and other receivables 150.0
125.7                                            348.6
Cash and cash equivalents 201.3
162.8                                            545.7
Assets classified as held for sale 15.0
15.0                                              15.0
Total assets 2 579.7 2 528.3 2 149.3
Equity and liabilities
Equity
1 539.7 1 525.9 1 335.7
Equity of the owners of the parent 1 448.7 1 437.3 1 298.3
Non-controlling interest 91.0
88.6                                              37.4
Loans and borrowings 65.1
65.1                                              88.2
Post-retirement and other employee benefits 43.4
46.3                                              24.7
Provision for environmental rehabilitation 440.4
426.5                                            401.1
Deferred tax liability 172.4
175.5                                                  –
Current liabilities 318.7
289.0                                            299.6
Trade and other payables 268.7
289.0                                            292.8
Loans and borrowings 50.0
–                                                6.8
Total equity and liabilities 2 579.7 2 528.3 2 149.3
STATEMENT OF CHANGES IN EQUITY
Quarter
Quarter
Quarter
9 months to
9 months to
Mar 2010 Dec 2009 Mar 2009 31 Mar 2010 31 Mar 2009
Rm Rm Rm Rm Rm
Unaudited Unaudited Unaudited Unaudited Unaudited
Balance at the beginning of the period 1 525.9 1 502.5 1 285.4 1 584.0 1 305.5
Share capital issued 0.3
15.3                       3.7
15.5 4.1
- for acquisition finance and cash –
15.5                         –
15.5 –
- for share options exercised 0.2
0.5                       4.1                      1.1
4.5
- for costs 0.1 (0.7) (0.4) (1.1) (0.4)
Increase in share-based payment reserve 1.2
1.6                       2.0                      3.5
6.2
Net profit/(loss) attributed to owners of the parent 9.9
5.4                     34.1
(33.1) 91.9
Net profit/(loss) attributed to non-controlling interest 2.4
1.0                       9.4
(11.5) (23.8)
Dividends declared –
–                          –
(19.0) (37.6)
Other comprehensive income –
0.1                       1.1                     0.3
(10.6)
Balance as at the end of the period 1 539.7 1 525.9 1 335.7 1 539.7 1 335.7
STATEMENT OF CASH FLOWS
Quarter
Quarter
Quarter
9 months to
9 months to
Mar 2010 Dec 2009 Mar 2009 31 Mar 2010 31 Mar 2009
Rm Rm Rm Rm Rm
Unaudited Unaudited Unaudited Unaudited Unaudited
Net cash in/(out)flow from operations 8.3 (7.2) 114.1 (100.5) 168.9
Net cash outflow from investing activities (20.2) (30.9) (88.0) (115.3) (216.0)
Net cash in/(out)flow from financing activities 50.1 (33.0) (89.7)
63.0                (241.8)
Increase/(decrease) in cash and cash equivalents 38.2 (71.1) (63.6) (152.8) (288.9)
Translation adjustment 0.3 (0.4) 0.3 0.5 (11.5)
Opening cash and cash equivalents 162.8
234.3                   609.0                   353.6
846.1
Closing cash and cash equivalents 201.3
162.8                   545.7                   201.3
545.7
Reconciliation of net cash in/(out)flow from operations
Profit/(loss) before taxation
17.6
0.1                     95.0
(79.3) 163.5
Adjusted for:
Movement in gold in process
(2.6) (4.3) 18.2 8.3 (3.2)
Depreciation and impairment 45.2
45.2                     26.8
133.1 113.3
Movement in provision for environmental rehabilitation 14.6 (0.1) (7.8) 22.9 13.3
Share-based payments 1.2
1.6                      2.0                       3.5
6.2
Profit on financial liabilities measured at amortised costs – – (5.7) – (52.8)
(Profit)/loss on sale of assets and investments (11.1) (0.5) 0.3 (12.8) (8.3)
Finance expense and unwinding of provisions 0.4
3.1                      3.2                      6.0
6.6

DRDGOLD LIMITED Shareholder Report 2010
STATEMENT OF CASH FLOWS
Quarter
Quarter
Quarter
9 months to
9 months to
Mar 2010 Dec 2009 Mar 2009 31 Mar 2010 31 Mar 2009
Rm Rm Rm Rm Rm
Unaudited Unaudited Unaudited Unaudited Unaudited
Growth in Environmental Trust Funds (2.4) (2.3) (3.3) (7.1) (10.1)
Other non-cash items (4.8)
0.5                      8.3                      0.7
4.2
Taxation paid – (12.1) (1.8) (12.1) (26.7)
Working capital changes (49.8) (38.4) (21.1) (163.7) (37.1)
Net cash in/(out)flow from operations 8.3 (7.2) 114.1 (100.5) 168.9
KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)
Total
Metric Blyvoor Crown ERPM Ergo* Operations
Ore milled (t'000) Underground Mar 2010 Qtr 166 – – – 166
Dec 2009 Qtr 137 – – – 137
Mar 2010 Ytd 448 – – – 448
Surface Mar 2010 Qtr 701 1 312 344 3 150 5 507
Dec 2009 Qtr 702 1 393 386 3 124 5 605
Mar 2010 Ytd 2 213 4 145 1 217 8 598 16 173
Total Mar 2010 Qtr 867 1 312 344 3 150 5 673
Dec 2009 Qtr 839 1 393 386 3 124 5 742
Mar 2010 Ytd 2 661 4 145 1 217 8 598 16 621
Yield (g/t) Underground Mar 2010 Qtr 4.01 – – – 4.01
Dec 2009 Qtr 3.72 – – – 3.72
Mar 2010 Ytd 3.90 – – – 3.90
Surface Mar 2010 Qtr 0.33 0.44 0.49 0.10 0.23
Dec 2009 Qtr 0.38 0.43 0.48 0.09 0.24
Mar 2010 Ytd 0.33 0.43 0.47 0.09 0.24
Total Mar 2010 Qtr 1.03 0.44 0.49 0.10 0.34
Dec 2009 Qtr 0.93 0.43 0.48 0.09 0.32
Mar 2010 Ytd 0.93 0.43 0.47 0.09 0.34
Gold produced (kg) Underground Mar 2010 Qtr 666 – – – 666
Dec 2009 Qtr 509 – – – 509
Mar 2010 Ytd 1 748 – – – 1 748
Surface Mar 2010 Qtr 228 573 170 304 1 275
Dec 2009 Qtr 270 605 184 294 1 353
Mar 2010 Ytd 733 1 771 572 761 3 837
Total Mar 2010 Qtr 894 573 170 304 1 941
Dec 2009 Qtr 779 605 184 294 1 862
Mar 2010 Ytd 2 481 1 771 572 761 5 585
Cash operating costs Underground Mar 2010 Qtr 281 818 – – – 281 818
(ZAR per kg) Dec 2009 Qtr 344 990 – – – 344 990
Mar 2010 Ytd 321 275 – – – 321 275
Surface Mar 2010 Qtr 101 539 210 503 183 606 220 609 189 841
Dec 2009 Qtr 79 807 203 519 165 957 223 224 178 005
Mar 2010 Ytd 101 067 204 044 168 117 246 029 187 343
Total Mar 2010 Qtr 235 841 210 503 183 606 220 609 221 400
Dec 2009 Qtr 253 078 203 519 165 957 223 224 223 653
Mar 2010 Ytd 256 215 204 044 168 117 246 029 229 261
Cash operating costs Underground Mar 2010 Qtr 1 131 – – – 1 131
(ZAR per tonne) Dec 2009 Qtr 1 282 – – – 1 282
Mar 2010 Ytd 1 254 – – – 1 254
Surface Mar 2010 Qtr 33 92 91 21 44
Dec 2009 Qtr 31 88 79 21 43
Mar 2010 Ytd 33 87 79 22 44
Total Mar 2010 Qtr 243 92 91 21 76
Dec 2009 Qtr 235 88 79 21 73
Mar 2010 Ytd 239 87 79 22 77
Gold and silver revenue (ZAR million) Mar 2010 Qtr 241.8 154.5 45.7 82.0 524.0
Dec 2009 Qtr 209.7 161.7 49.1 79.1 499.6
Mar 2010 Ytd 644.4 465.3 154.2 204.9 1 468.8
Cash operating profit (ZAR million) Mar 2010 Qtr 31.0 33.9 14.6 14.8 94.3
Dec 2009 Qtr 12.6 38.6 18.6 13.3 83.1
Mar 2010 Ytd 8.8 103.9 58.2 17.5 188.4
Capital expenditure (ZAR million) Mar 2010 Qtr 17.4 3.4 0.9 6.6 28.3
Dec 2009 Qtr 17.5 3.4 – 10.1 31.0
Mar 2010 Ytd 60.0 11.8 0.9 50.8 123.5

DRDGOLD LIMITED Shareholder Report 2010
For further information, contact Niël Pretorius at:
Tel:           +27 (0)11 219 8700
Fax:          +27 (0)11 476 2637
Web          www.drdgold.co.za
4 Ebsco House • 299 Pendoring Avenue • Blackheath • Randburg • South Africa
PO Box 390 • Maraisburg 1700 • South Africa
Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)
Non-executive:
J Turk**
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume; EA Jeneker
Company secretary:
TJ Gwebu
Russell and Associates 3186/10
KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED) (CONTINUED)
Total
Imperial
Blyvoor
Crown
ERPM
Ergo*
Operations
Gold produced (oz)
Underground
Mar 2010 Qtr
21 412
–
–
–
21 412
Dec 2009 Qtr
16 365
–
–
–
16 365
Mar 2010 Ytd
56 199
–
–
–
56 199
Surface
Mar 2010 Qtr
7 331
18 422
5 466
9 773
40 992
Dec 2009 Qtr
8 681
19 451
5 916
9 453
43 501
Mar 2010 Ytd
23 568
56 938
18 391
24 466
123 363
Total
Mar 2010 Qtr
28 743
18 422
5 466
9 773
62 404
Dec 2009 Qtr
25 046
19 451
5 916
9 453
59 866
Mar 2010 Ytd
79 767
56 938
18 391
24 466
179 562
Cash operating costs
Underground
Mar 2010 Qtr
1 163
–
–
–
1 163
(US$ per oz)
Dec 2009 Qtr
1 429
–
–
–
1 429
Mar 2010 Ytd
1 310
–
–
–
1 310
Surface
Mar 2010 Qtr
419
868
758
909
783
Dec 2009 Qtr
332
840
686
919
735
Mar 2010 Ytd
412
832
685
1 003
764
Total
Mar 2010 Qtr
973
868
758
909
913
Dec 2009 Qtr
1 049
840
686
919
925
Mar 2010 Ytd
1 045
832
685
1 003
935
Gold and silver revenue (US$ million)
Mar 2010 Qtr
32.0
20.5
6.1
10.9
69.5
Dec 2009 Qtr
27.8
21.5
6.5
10.4
66.2
Mar 2010 Ytd
84.5
61.0
20.2
26.9
192.6
Cash operating profit (US$ million)
Mar 2010 Qtr
4.1
4.5
2.0
1.9
12.5
Dec 2009 Qtr
1.5
5.1
2.4
1.8
10.8
Mar 2010 Ytd
1.2
13.6
7.6
2.3
24.7
Capital expenditure (US$ million)
Mar 2010 Qtr
2.4
0.5
0.1
0.9
3.9
Dec 2009 Qtr
2.3
0.5
-
1.4
4.2
Mar 2010 Ytd
7.9
1.6
0.1
6.7
16.3
CASH OPERATING COSTS RECONCILIATION
Total
R’000 unless otherwise stated
Blyvoor
Crown
ERPM
Ergo*
Operations
Total cash costs
Mar 2010 Qtr
204 910
125 366
47 554
67 580
445 410
Dec 2009 Qtr
208 677
136 346
49 837
69 124
463 984
Mar 2010 Ytd
652 072
390 907
166 557
198 875
1408 411
Movement in gold in process
Mar 2010 Qtr
(1 691)
2 045
(10)
2 238
2 582
Dec 2009 Qtr
7 515
(1 754)
(132)
(1 303)
4 326
Mar 2010 Ytd
2 873
(255)
(6 788)
(4 111)
(8 281)
Less: Production taxes,
Mar 2010 Qtr
(11 980)
2 389
11 397
2 591
4 397
rehabilitation and other
Dec 2009 Qtr
2 484
7 059
10 922
1 894
22 359
Mar 2010 Ytd
(6 922)
16 079
45 784
6 775
61 716
Less: Retrenchment costs
Mar 2010 Qtr
25
–
302
–
327
Dec 2009 Qtr
11 221
–
3 592
–
14 813
Mar 2010 Ytd
11 693
–
3 894
–
15 587
Less: Corporate and general
Mar 2010 Qtr
4 332
4 404
4 632
162
13 530
administration costs
Dec 2009 Qtr
5 339
4 404
4 655
299
14 697
Mar 2010 Ytd
14 504
13 211
13 928
761
42 404
Cash operating costs
Mar 2010 Qtr
210 842
120 618
31 213
67 065
429 738
Dec 2009 Qtr
197 148
123 129
30 536
65 628
416 441
Mar 2010 Ytd
635 670
361 362
96 163
187 228
1280 423
Gold produced – kg
Mar 2010 Qtr
894
573
170
304
1 941
Dec 2009 Qtr
779
605
184
294
1 862
Mar 2010 Ytd
2 481
1 771
572
761
5 585
Total cash operating costs – R/kg
Mar 2010 Qtr
235 841
210 503
183 606
220 609
221 400
Dec 2009 Qtr
253 078
203 519
165 957
223 224
223 653
Mar 2010 Ytd
256 215
204 044
168 117
246 029
229 261
Total cash operating costs – US$/oz
Mar 2010 Qtr
973
868
758
909
913
Dec 2009 Qtr
1 049
840
686
919
925
Mar 2010 Ytd
1 045
832
685
1 003
935
* Ergo represents DRDGOLD’s 100% share in ErgoGold (the Elsburg Joint Venture) and 50% in the Ergo Joint Venture.
DIRECTORS
(*British)(**American)